VIA EDGAR

August 4, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Industrial Applications and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: J. Conlon Danberg

Re:	Re: Inspire Veterinary Partners, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed August 2, 2023 File No. 333-271198

Dear Mr. Danberg:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 4 2023, commenting on the Company’s Amended Registration Statement on Form S-1 filed August 2, 2023 (the “Registration Statement”). Titling and paragraph numbering of the comment below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. We note that your free writing prospectus, filed July 27, 2023, includes a 2023-24 forecast of, among other things, target 2023 revenue and earnings. Please tell us how this information is consistent with the requirements of Rule 433(c). We note that your prospectus does not appear to contain 2023 projections and the basis for your revenue and earnings projections is unclear absent compliance with Item 10(b) of Regulation S-K.

Response: In response to this comment, the Company has amended the free writing prospectus to remove these projections. In addition, the amended free writing prospectus contains the following language on page 2: “In addition, investors should note that certain prior financial projections made in the free-writing prospectus filed by us with the SEC on July 27, 2023 have been withdrawn by us and should not be relied upon in making a decision to invest in the Company and the Offering.” The Company has also amended the Registration Statement to include this language on page 27 under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.”

United States Securities and Exchange Commission

Attn: J. Conlon Danberg

August 4, 2023

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.